Mail Stop 6010

Via Facsimile and U.S. Mail


October 7, 2005

Mr. Cory S. Gelmon
President and Chief Financial Officer,
Banyan Corporation
Suite 500, 1925 Century Park East
Los Angeles, CA 90067

      Re:	Banyan Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004
                        Form 10-QSB for Quarterly Period Ended
March
31, 2005
      Form 10-QSB for Quarterly Period Ended June 30, 2005
	            File No. 000-26065

Dear Mr. Gelmon:

      We have reviewed your September 23, 2005 response and have the following comments. Where indicated, we think you should revise your document in response to these comments as well as for the adjustments you have discussed in your response. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is necessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page F-6

1. Please revise your Consolidated Statements of Cash Flows to comply with paragraph 28 of SFAS 95, Statement of Cash Flow, which requires
"adjusting net income of a business enterprise" to arrive at "net cash provided by operating activities."
2. We believe that SFAS 95, Statement of Cash Flows, does not support aggregating cash flows from discontinued operations attributable to operating, investing, and financing activities into one line item, as you have presented. Rather, the manner of presenting the Statement of Cash Flows must comply with the basic disclosure requirement in paragraph 26 of SFAS 95 that all cash flows be reported as either operating, investing, or financing activities. Accordingly, if you retain your current format of reporting cash flows related to discontinued operations, you should expand the single-line display to separately show the amounts attributable to each cash flow category.
Other variations in reporting cash flows that we believe are consistent with SFAS 95 include showing the cash flows generated from discontinued operations combined with the cash flows from continuing operations within each of the appropriate categories, or separately identifying the cash flows related to discontinued operations within each category.


*    *    *    *

      Please amend your Form 10-KSB for the Fiscal Year Ended December 31, 2004 and your Forms 10-Q for the Quarterly Periods Ended
March 31, 2005 and June 30, 2005 within 10 business days or tell us when you will provide us with an amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,



							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Cory S. Gelmon
Banyan Corporation
October 7, 2005
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